UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ALBIREO PHARMA, INC.

(Name of Subject Company)

ALBIREO PHARMA, INC.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

01345P106
(CUSIP Number of Class of Securities)

Jason G. Duncan
Chief Legal Officer, General Counsel and Secretary
Albireo Pharma, Inc.
53 State Street, 19th Floor
Boston, Massachusetts, 02109
(857) 254-5555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person Filing Statement)

With copies to:

Krishna Veeraraghavan
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064
(212) 373-3000

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

•	Email to All Employees (Exhibit 99.1)
•	Employee FAQ (Exhibit 99.2)
•	Patient Advocacy Group Letter (Exhibit 99.3)
•	Partner Letter (Exhibit 99.4)
•	Payor Letter (Exhibit 99.5)
•	Physician / HCP Letter (Exhibit 99.6)
•	Social Media Posts (Exhibit 99.7)